Exhibit 4.2

3405 WEST DR MARTIN LUTHER KING JR BLVD

SUITE 101

TAMPA, FL 33607

PH: (813) 288-4808

FAX: (813) 288-6939

CONVERTIBLE PROMISSORY NOTE

FACE VALUE $2,000,000

COUPON 24%

ISSUE DATE JUNE 4, 2010

June 4, 2010

Mr. Howard Jenkins:

This confirms that you have loaned Comprehensive Care Corporation (the “Company”) $2,000,000.00 (“Face Value”), which shall accrue interest at the rate of 24 percent (24%) per annum payable quarterly in arrears. This Note will mature one year after the Issue Date. At maturity, the principal plus any accrued interest will be repaid to you by the Company. At anytime prior to maturity, you may elect to convert the outstanding balance of the Note plus any accrued interest thereon calculated through the date of redemption, into shares of the Company’s Common Stock at a conversion price of $0.25 per share. The Company has the right to prepay all or part of this note after thirty days from the Issue Date upon providing you with five days written notice during which time you may exercise all, or any portion of, your conversion rights described above. In addition to this Note, you will receive a five year Warrant to purchase 1,000,000 shares of the Company’s common stock at an exercise price of $0.25 per share.

Sincerely,

Giuseppe Crisafi
Chief Financial Officer
Comprehensive Care Corporation